0-18349

GENDER SCIENCES, INC.

ARS

P.E.
1-31-03

2003 ANNUAL REPORT

To Our Shareholders:

Since my last letter of September 25, 2002, we continue to work very hard to return value to you, our shareholders. I am pleased to report that revenues for the fiscal year ended January 31, 2003 were $1,427,000 as compared with sales of $488,200 for the fiscal year ended January 31, 2002, an increase of $938,800 or 192%. Gross profit for the period ended January 31, 2003 was $662,200 as compared with gross profit of $184,500 for the comparable period ended January 31, 2002, an increase of $477,700 or 259%. Our net loss for the fiscal year ended January 31, 2003 was $281,500 as compared with a net loss of $743,600 for the comparable period ended January 31, 2002, a decrease of $462,100.

On February 7, 2003, the Company implemented a 1-for-25 reverse split of the Company's common stock. This reduced the number of shares of common stock outstanding to approximately 1,855,349 as of March 20, 2003. We believe that this creates a more appropriate capital structure for the company at this time and will enable our shareholders to maximize value in the future.

The company has been primarily focused on developing a strategy to generate consistent, profitable growth. Our directors recently approved the commercialization of CraveEnder™and Pro-Stat™. CraveEnder™ is an all-natural hunger control spray that can be used with any diet or simply for maintaining weight. We intend to market this product through a direct response, television campaign beginning in the first quarter of fiscal 2004. We have also just entered into an agreement with an international marketing organization to distribute CraveEnder™ in 53 countries beginning in the second quarter of fiscal 2004. We believe that CraveEnder™ may also present private label opportunities with one of our largest customers. If successful, we expect the CraveEnder™ brand to be extended with other hunger control products. Additional information on CraveEnder™ can be found at www.craveender.com.

Pro-Stat™, an enzymatic hydrolyzed protein supplement used to treat unintended weight loss, malnutrition and pressure ulcers, produces high absorption and assimilation to replenish depleted protein stores. Pro-Stat™ is sold to healthcare facilities. The incidence of pressure ulcers and unintended weight loss amongst the elderly in long-term care facilities is high. We are encouraged by our preliminary data, which shows that Pro-Stat™ helps improve healing and nutritional status in malnourished patients. We are conducting market analysis to position Pro-Stat™ as an important component in the treatment of malnourished patients.

As we continue to focus on profitability and margins, our customer base is expanding. We now have 83 active customers, including 23 nursing homes added in the last year. The coming year should begin to show the results of our marketing new product development efforts.

We are very pleased to announce that we have reached an agreement with Frank Newman who became Chief Executive Officer as of March 7, 2003. Mr. Newman is an investor and advisor to health care and pharmaceutical companies. He invested in the company and became a director in November 2002, and has served as a consultant since then. He has had a distinguished 30-year career in retail and pharmacy including having served as Chairman, President and CEO of Eckerd Corporation, one of the largest drug store chains in the country. Mr. Newman is a Director of Jabil Circuit Inc, (NYSE), JoAnn Stores (NYSE) and Medical Technology Systems Inc (OTC). He has served on the board of the National Association of Chain Drug Stores since 1993, including as its Chairman (1999-2000). He has been recognized for his many philanthropic and community endeavors. We are proud to add him to our team.

We are very pleased with the progress the company has made over the last year and expect that our efforts will result in a return to profitability in fiscal 2004. Our goals are, as always, to create products with high margins and recurring revenues, and to focus on profitability in order to return value to you, our shareholders. If you have any questions, please feel free to call me.

Sincerely,

Gene Terry

Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-KSB

[x] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2003

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________

Commission file number 0-18349

Gender Sciences, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	**22-2383025**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10 West Forest Avenue, Englewood, New Jersey	07631
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (201) 569-1188

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock	OTC Bulletin Board

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State issuer's revenues for its most recent fiscal year: $1,427,000

The aggregate market value of voting stock held by non-affiliates of the registrant as of March 7, 2003 was approximately $6,818,408 (based on the average of the closing bid price and closing ask price for shares of the registrant's common stock as reported for the last trading date prior to that date).

As of March 20, 2003, there were 1,855,349 shares of the registrant's common stock outstanding.

Portions of the registrant's Proxy Statement for the 2003 Annual Meeting of Shareholders scheduled to be held April 22, 2003 are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements may include the words "may," "could," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" or other similar words. These forward-looking statements present our estimates and assumptions only as of the date of this annual report. Except for our ongoing obligation to disclose material information as required by the federal securities laws, we do not intend, and undertake no obligation, to update an forward-looking statements.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed or any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties.

For a detailed description of factors that could cause actual results to differ materially from those expressed in any forward-looking statement, please see "Risk Factors," beginning on page 9 below.

Item 1. BUSINESS

INTRODUCTION

Gender Sciences, Inc. (the "Company") was incorporated in the State of New Jersey in 1981. The Company develops and distributes targeted, uniquely engineered, Nutrition-Medicine products for the anti-aging, weight loss, and elder care markets within the medical, institutional, and mass-market communities. The products are sold under the Company's label or alternatively under private label for various distribution channels. Unless the context otherwise requires, references to the Company in this report include Gender Sciences, Inc. and its subsidiaries.

In March 2003, Francis A. Newman, 54, was appointed Chief Executive Officer. He replaces Arnold Gans, company founder, who remains as President. Mr. Newman has been a director and consultant to the company since November 2002.

INDUSTRY OVERVIEW / NUTRITIONAL SUPPLEMENTS

The nutritional supplements industry is highly fragmented and intensely competitive. It includes companies that manufacture and distribute products that are generally intended to enhance the body's performance and well-being. Nutritional supplements include vitamins, minerals, dietary supplements, herbs, botanicals and compounds derived therefrom. Opportunities in the nutritional supplements industry were enhanced by the enactment of the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). Under DSHEA, vendors of dietary supplements are now able to educate consumers regarding the effects of certain component ingredients. With certain limited exceptions, the sale of nutritional supplements is not subject to FDA approval prior to sale. See "Government Regulation" below.

According to Nutrition Business Journal, sales in the nutraceutical market in which the Company's products compete approach $100 billion annually.

ANTI-AGING

The over-50 years of age population is the fastest growing demographic group in the United States. This growth, together with a focus on preventive health measures, supports increased demand for targeted health information, vitamins and nutritional supplements. This market is estimated at over $4 billion in 2001 and growing at an annual rate of 13%. (Anti-Aging Medical News; American Academy of Anti-Aging Medicine).

The Company believes that early detection, prevention and reversal of aging-related diseases, with nutrient protocols as an essential part of treatment, will substantially improve health outcomes. The Company's Pro-Stat™ modular protein supplements and its other collagen products provide nutritional benefits that promote the restoration of lean body mass, enhance energy, and supplement essential and non-essential amino acids. The Company is in the late stages of development of other products to reduce the physical and visual effects of aging.

WEIGHT LOSS

According to the U.S. Center for Disease Control and Prevention more than half (97 million) of all adults are overweight, including 51% of women and 59% of men. A Natural Marketing Institute survey found that 38% of all American households had a member trying to achieve weight loss goals with the use of certain over-the-counter weight loss dietary supplements and certain types of foods and beverages. Annual sales of consumer meals, meal replacements and beverages continue to expand. CraveEnder™, the company's line of hunger control products, provides cognitive aids for controlling overeating and making the healthy lifestyle changes required to avoid obesity.

The Company believes that the obesity epidemic in the U.S. can be ameliorated through new and different approaches to controlling caloric intake and by products that help promote healthier eating habits and reduce the incidence of overeating. CraveEnder™ hunger control spray is an example of such a product.

ELDER CARE

The Elder Market includes nursing, convalescent and assisted-living facilities. There are approximately 16,995 nursing home facilities in the United States. The number of Americans aged 65 and over is projected to increase from 35 million to over 70 million by 2030, (Administration on Aging - A Profile of Older Americans: 2002). An important component of the Older Americans Act (the "OAA") includes programs and services to specifically address nutrition among older persons. Nursing home facilities are required by law to assure that each resident maintain "acceptable parameters of nutritional status, such as body weight and protein levels, unless the clinical condition demonstrates that this is not possible." Within the nursing home patient population, Protein Energy Malnutrition (PEM), which is a deficiency of protein and energy (calories), is the most difficult to treat condition resulting in loss of lean body mass, development of Decubiti Ulcers, impaired immune response and organ function. Pro-Stat↗, the Company's patented, modular protein supplement provides weight stabilization, weight gain, and high nitrogen donor amino acids to replenish depleted protein stores and correct PEM.

INDUSTRY TRENDS

Important trends in health care include the increased use of nutrition medicine for prevention and treatment, the increased interest in anti-aging preparations, and the increase in size of the elder population. The Company believes that the market for nutritional products for anti-aging, weight loss, and elder care is expanding and it intends to continue developing products for that market.

The industry trends are fed by:

- The growth in understanding of the link between diet, nutrition, and health;
- Research into the role proper nutrition plays in healthcare and anti-aging;
- Use of preventive and alternative treatments, including natural and nutrition-based remedies;
- The aging of the American population.

PRODUCTS AND STRATEGY

During the past three years the Company has changed its strategy from focusing its business primarily on sales generated over the Internet, to focusing primarily on its historical markets and customers through conventional methods of distribution. During this transition, the Company's sales have been generated almost exclusively by the development of private label products for direct marketers and weight loss clinics. These products are sold under various brands including:

- Amino Sculpt™, a collagen weight loss and energy supplement;
- Carbo Curb™, an alpha amylase inhibitor, (blocks the absorption of starch), used for weight loss;
- The Healthy Nut™, a low fat soy snack nut sold to a chain of medically supervised weight loss clinics; and
- Colostrum Gold™, a colostrum wafer formula used to strengthen the immune system.

During the fiscal year ending January 31, 2002, the revenues generated by the Company resulted from the sale of a collagen product primarily to one customer and sales of existing products, including nutritional supplements and collagen including Pro-Stat™, and home remedy products to other customers. (see above).

During the past year, the Company began to implement its new business strategy that called for increased sales of its own branded products, primarily to nursing homes and nursing home distributors, and intends to continue to increase the proportion of its sales generated by its own brands. These products include:

- Pro-Stat™, an enzymatic hydrolyzed protein supplement used to treat unintended weight loss, malnutrition and pressure ulcers, produces high absorption and assimilation to replenish depleted protein stores; and
- CraveEnder™, a hunger-control spray that can be used with any diet or for maintaining weight.

The Company's strategy includes expanding the number of nursing homes employing Pro-Stat™ therapy through the use of a network of consultant dietitians to introduce the product and communicate its benefits, and creating greater awareness of its CraveEnder™ products through the use of direct response television. The Company believes that its future new or derivative products will be able to use these same marketing methods to create brand awareness.

Sales of Pro-Stat™ to nursing homes have increased through the efforts of a dietitian consultant and by attendance at healthcare trade shows. By offering in-service presentations and providing reference material that define the features and benefits of Pro-Stat™, the Company has been able to generate new sales. Additionally, the Company has hired a consulting firm in Columbus, Ohio headed by a former Vice President of Sales and New Business for Ross Laboratories. This firm is developing a market analysis and plan that will require the consultant dietitians to call on healthcare facilities and introduce Pro-Stat™.

The CraveEnder thermogenic hunger control spray will be marketed on direct response television. A script is being produced and a test market will start after script and commercial approval. The Company plans to expand the number of CraveEnder products that will include a gum and a bar.

During the fiscal year ending January 31, 2003, the revenues generated by the Company resulted from the sale of existing products including nutritional supplements, collagen including Pro-Stat™, and home remedy products.

For the fiscal year ended January 31, 2003, one private label customer accounted for approximately 69% of total sales. The Company expects this percentage to decrease in the coming year as the Company expands the amount of sales of its own branded products. The Company has no contractual arrangement with this customer and if the customer were to discontinue purchasing from the Company, it would have a material impact on its business operations.

The Company is developing a number of new products for introduction over the next twelve months including various derivative formulations of its Pro-Stat™ liquid protein supplement. These derivative formulations will expand the potential uses of

Pro-Stat™ to patients covered under Medicare part B, and as a food fortifier. In addition, the Company intends to market new delivery systems for the proprietary ingredients used in its CraveEnder™ hunger control spray. The Company also intends to introduce products to reduce the appearance of facial aging and to restore the health of skin, hair and fingernails. There is no assurance that the Company will be able to successfully develop new products and if developed successfully, market these new products or that the sale of these products will be profitable for the Company.

The Company believes that the success of its strategy will be dependent upon the quality of its products; its ability to establish brand name recognition for its products; its ability to continue to develop new products; the ability of its management and the people associated with the Company to implement and execute its strategy; and the ability to attract successful marketing organizations. In addition, the market for nutrition medicine supplements is extremely competitive. There are many companies with substantially greater resources than the Company and with established brands presently being marketed.

Commencing in the first quarter ended April 30, 2003, the Company intends to focus on the sale of its collagen products to the institutional market, and the sale of its CraveEnder product through direct response television, and the development and marketing of new formulations.

In March 2003, the Company announced that it had entered into an agreement whereby Premier Solutions Inc. of Miami, Florida. Premier Solutions will be the exclusive worldwide distributor for the Company's Crave Ender Hunger Control Spray, excluding Canada, the United Kingdom and the United States. Premier Solutions is an international distributor and marketer of diet products.

MANUFACTURING

The Company does not have a manufacturing facility, but relies on third parties to manufacture its products. The third party manufacturers are responsible for receipt and storage of raw material, production and packaging, and labeling of finished goods. At present, the Company is dependent upon manufacturers for the production of all of its products. To the extent the manufacturers should discontinue their relationship with the Company, the Company's sales could be adversely impacted. The Company believes at the present time it will be able to obtain the quantity of products it will need to meet orders.

COMPETITION

The health care industry is highly competitive. Many of the Company's competitors are large well-known health care companies that have considerably greater financial, sales, marketing and technical resources than the Company. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines the Company markets and distributes. In addition, competitors may elect to devote substantial resources to marketing their products to similar outlets and may choose to develop educational and information programs like those developed by the Company to support their marketing efforts. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such developments.

Competition for the self-care products the Company offers is significant. These products compete against a number of well-known brands of similar products. The Company's failure to adequately respond to the competitive challenges faced by the products it offers could have a material adverse effect on its business, financial condition and results of operations.

INTELLECTUAL PROPERTY

The Company regards the protection of copyrights, trademarks and other proprietary rights that it may own or license as material to its future success and competitive position. The Company intends to rely on a combination of laws and contractual restrictions such as confidentiality agreements to establish and protect its proprietary rights. Laws and contractual restrictions, however, may not be sufficient to prevent misappropriation of proprietary rights or deter others from independently developing products that are substantially equivalent or superior.

PATENTS

Since 1977, the Company has been issued four patents for its collagen Hydrolysate product. These are for (1) METHOD OF PROVIDING HIGH-PROTEIN NUTRITION BY THE ORAL ADMINISTRATION OF A PREDIGESTED PROTEIN COMPOSITION, (2) METHOD OF COMPOSITION FOR PREVENTING NUTRITIONAL DEFICIENCY, (3) METHOD OF TREATING NUTRITIONAL DEFICIENCY DURING CARDIAC CACHEXIA, DIABETES, HYPOGLYCEMIA, GASTROENTEROLOGY, LIPID, CELL GLYCOGEN AND KERATIN RELATED SKIN CONDITIONS AND ALCOHOLISM, and (4) METHOD OF TREATING OBESITY BY THE ORAL ADMINISTRATION OF A PREDIGESTED PROTEIN COMPOSITION. The company has applied for a patent for Pro-Stat™ for the treatment of Decubiti Ulcers. Some of the products that the Company offers incorporate patented technology owned by others, but patents do not protect most of the Company's products.

TRADEMARKS

The Company has been using the Pro-Stat™ mark since August 2002 and the Healthy Nut mark for three years. It has been using the CraveEnder mark since January 2003. While the Company intends to take the actions that it believes are necessary to protect its proprietary rights, it may not have the capital necessary to protect the trademarks or be successful in doing so.

GOVERNMENT REGULATION

The formulation, manufacture and labeling of the Company's products are subject to regulation by one or more federal agencies, including, principally, the Food and Drug Administration ("FDA"). These activities are also regulated by various agencies of the states and localities in which the Company's products are sold.

Principally through the efforts of the dietary supplement industry, DSHEA was signed into law in 1994. DSHEA amends the Federal Food, Drug, and Cosmetic Act and, in the judgment of the Company, is favorable to the dietary supplement industry. First and foremost, the legislation creates a new statutory class of "dietary supplements". This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. A dietary supplement which contains a new dietary ingredient, one not on the market as of October 15, 1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe, such evidence to be provided by the manufacturer or distributor to the FDA before it may be marketed. DSHEA also recognizes the need for the dissemination of information about the link between nutrition and health and provides that publications, which are not false and misleading and present a balanced view of available scientific information on a dietary supplement, may be used in connection with the sale of dietary supplements to consumers. Among other changes, DSHEA prevents the further regulation of dietary ingredients as "food additives" and allows the use of statements of nutritional support on product labels and in other labeling.

In September 1997, the FDA issued final new regulations to implement DSHEA. Among other things, these regulations establish a procedure for dietary supplement companies to notify the FDA about the intended marketing of a new dietary ingredient or about the use in labeling of statements of nutritional support. The regulations also establish a new format for nutrition labeling on dietary supplements. The new format became mandatory on March 23, 1999, and the Company revised all of its dietary supplements labels to be in compliance by that date.

The FDA and other federal authorities are reviewing alternative approaches to assure the safety of vitamins, minerals, herbals and other products sold as dietary supplements. Increased regulatory oversight could subject the Company and other manufacturers and distributors of dietary supplements to increased production and compliance costs and possibly require capital expenditures. Future regulation affecting dietary supplements could result in a recall or discontinuance of certain products.

EMPLOYEES

The Company has six full time employees.

RISK FACTORS

THE COMPANY GENERATES A SIGNIFICANT AMOUNT OF REVENUES FROM A SINGLE CUSTOMER.

For the fiscal year ended January 31, 2003, one customer accounted for approximately 69% of total revenues. The Company expects this percentage to decrease in the coming year as it expands the amount of product sales under its own branded label. The Company does not have a contract with this customer and, as a result, there is no assurance that this customer will continue to order products from the Company or will continue to order the products in the same amount. The loss of this customer would have a material effect upon the operation of the Company.

THE COMPANY HAS RECENTLY INSTITUTED ITS NEW BUSINESS STRATEGY. ITS BUSINESS MUST EXPAND FOR IT TO ATTAIN PROFITABILITY.

The Company has only recently commenced the implementation of its new business strategy. The Company may not successfully complete the transition to successful operations or profitability pursuant to its new strategy. The Company may encounter problems, delays and expenses in implementing its new business strategy. These may include, but not be limited to, unanticipated problems and additional costs related to marketing, competition and product acquisitions and development. These problems may be beyond the Company's control, and in any event, could adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Plan of Operation."

IF THE COMPANY DOES NOT SUCCESSFULLY MANAGE ANY GROWTH IT EXPERIENCES, IT MAY EXPERIENCE INCREASED EXPENSES WITHOUT CORRESPONDING REVENUE INCREASES.

The Company's business plan will, if implemented, result in expansion of its operations. This expansion may place a significant strain on management, financial and other resources. It also will require the Company to increase expenditures before it generates corresponding revenues. The Company's ability to manage future growth, should it occur, will depend upon its ability to identify, attract, motivate, train and retain highly skilled managerial, financial, business development, sales and marketing and other personnel. Competition for these employees is intense. Moreover, the addition of products or businesses will require the Company's management to integrate and manage new operations and an increasing number of employees. The Company may not be able to implement successfully and maintain its operational and financial systems or otherwise adapt to growth. Any failure to manage growth, if attained, would have a material adverse effect on the Company's business. The Company, due to its limited capital presently has only six full time employees which creates an additional risk that the Company may not be successful in implementing its strategy.

THE COMPANY IS DEPENDENT ON A LIMITED NUMBER OF SOURCES OF SUPPLY FOR MANY OF THE PRODUCTS IT OFFERS.IF THERE WAS AN INTERUPTION OF SUPPLY OF PRODUCTS, THE COMPANY'S SALES MAY SUFFER AND THE COMPANY COULD BE REQUIRED TO ABANDON A PRODUCT LINE.

The Company is dependent on a limited number of sources of supply for many of the products it offers. With respect to these products, the Company cannot guarantee that these third parties will be able to provide adequate supplies of products in a timely fashion. If the Company is unable to renew or extend an agreement with a third-party supplier, if an existing agreement is terminated or if a third-party supplier otherwise cannot meet the Company's need for a product, the Company may not be able to obtain an alternative source of supply in a timely manner or at all. In these circumstances, the Company may be unable to continue to market products as planned and could be required to abandon or divest itself of a product line on terms which would materially affect it.

THE COMPANY MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE THAT WOULD HARM ITS BUSINESS.

The Company may be exposed to product liability claims. Although the Company believes that it currently carries and intends to maintain a comprehensive multi-peril liability package, the Company cannot guarantee that this insurance will be sufficient to cover all possible liabilities. A successful suit against the Company could have an adverse effect on its business and financial condition if the amounts involved are material.

THE COMPANY IS UNCERTAIN OF ITS ABILITY TO OBTAIN ADDITIONAL FINANCING FOR ITS FUTURE CAPITAL NEEDS. IF THE COMPANY IS UNABLE TO OBTAIN ADDITIONAL FINANCING, IT MAY NOT BE ABLE TO CONTINUE TO OPERATE ITS BUSINESS.

The Company will require significant amounts of additional capital to achieve its stated goals. The Company believes that the net proceeds from the Company's recent private offerings of common stock and debt will not be sufficient to completely implement its strategy in fiscal year 2004. See "Management's Discussion and Analysis on Plan of Operation- Liquidity and Capital Resources". The Company's future capital requirements will depend on many factors including: the costs of its sales and marketing activities and its education programs for its markets, competing product and market developments, the costs of developing new products, the costs of expanding its operations, and its ability to generate positive cash flow from its sales.

Additional funding may not be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to curtail significantly or defer one or more of its marketing programs or to limit or postpone obtaining new products through license, acquisition or other agreements. If the Company raises additional funds through the issuance of equity securities, the percentage ownership of its then-current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of its common stock. If the Company raises additional funds through the issuance of additional debt securities, these new securities would have certain rights, preferences and privileges senior to those of the holders of its common stock, and the terms of these debt securities could impose restrictions on its operations. For a further discussion of expenditures and other factors that could affect the Company's need for future capital, see "Management's Discussion and Analysis or Plan of Operation -- Liquidity and Capital Resources."

A GOING CONCERN QUALIFICATION IS CONTAINED IN THE REPORT OF INDEPENDENT AUDITORS.

The Company has received from its auditors a report that raises substantial doubt about the Company's ability to continue as a going concern. If the Company fails to raise additional funds or its new operating plan is not successful, an investor in the Company could lose his entire investment. Please see the Auditor's Report included in the Consolidated Financial Statements.

THE COMPANY'S INABILITY TO OBTAIN NEW PROPRIETARY RIGHTS OR TO PROTECT AND RETAIN ITS EXISTING RIGHTS COULD IMPAIR ITS COMPETITIVE POSITION AND ADVERSELY AFFECT ITS SALES.

The Company believes that the trademarks, copyrights and other proprietary rights that it owns or licenses, or that it will own or license in the future, will continue to be important to its success and competitive position. If the Company fails to maintain its existing rights or cannot acquire additional rights in the future, its competitive position may be harmed. While some products the Company offers incorporate patented technology, most of the products the Company sells are not protected by patents.

The Company intends to take the actions that it believes are necessary to protect its proprietary rights, but it may not be successful in doing so on commercially reasonable terms, if at all. In addition, parties that license their proprietary rights to the Company may face challenges to their patents and other proprietary rights and may not prevail in any litigation regarding those rights. Moreover, the Company's trademarks and the products it offers may conflict with or infringe upon the proprietary rights of third parties. If any such conflicts or infringements should arise, the Company would have to defend itself against such challenges. The Company also may have to obtain a license to use those proprietary rights or possibly cease using those rights altogether. Any of these events could harm the Company's business.

THE PUBLIC MARKET FOR THE COMPANY'S COMMON STOCK MAY BE VOLATILE, AND THE PRICE OF THE COMMON STOCK MAY FLUCTUATE FOR REASONS UNRELATED TO THE COMPANY'S OPERATING PERFORMANCE.

There has been a very limited public market for the Company's common stock, and the Company does not know whether investor interest in the Company will lead to the development of a more active trading market. The market prices and trading volumes for securities of emerging companies, such as the Company, historically have been highly volatile and have experienced significant fluctuations both related and unrelated to the operating performance of those companies. The price of the Company's common stock may fluctuate widely, depending on many factors, including factors that may cause the Company's quarterly operating results to fluctuate as well as market expectations and other factors beyond the Company's control. This could restrict the Company's ability to access the capital markets for necessary funding.

Item 2. DESCRIPTION OF PROPERTIES

The principal executive offices of the Company are located at 10 West Forest Avenue, Englewood, New Jersey 07631, where it leases approximately 7,500 square feet. The lease is for a period of five years commencing January 1, 2000. The annual rent for the initial three years is $65,625 and for the fourth and fifth year of the lease is $67,500.

Approximately 2,500 square feet of this facility house the Company's administrative offices with the balance utilized for shipping and warehousing. The Company presently subleases a portion of its space to non-affiliated persons. The Company also has arrangements with co-packers pursuant to which such suppliers manufacture, package and ship the Company's products to major customers. The Company believes its present facility is adequate for its present and reasonably foreseeable future operational needs.

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is currently quoted on the OTC Bulletin Board. Information as to the range of high and low bid quotations for the Company's common stock, for the periods indicated, as furnished by National Quotation Bureau Incorporated, is set forth below and adjusted for the one for twenty five reverse split:

	BID	
THREE MONTHS ENDED	HIGH	LOW
April 30, 2001	12.50	4.75
July 31, 2001	12.50	2.00
October 31, 2001	2.00	0.75
January 31, 2002	1.25	0.75
April 30, 2002	2.50	0.75
July 31, 2002	4.25	0.75
October 31, 2002	3.00	0.50
January 31, 2003	3.75	0.75

The above bid quotations represent prices between dealers and do not include actual retail mark-ups, mark-downs or commissions and may not represent actual transactions.

As of March 20,2003, there were approximately 143 record holders of the Company's common stock.

The Company has not declared any cash dividends on its common stock and it has no intention to pay cash dividends in the foreseeable future.

Item 6. Management's Discussion and Analysis Or Plan of Operation

Results of Operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes included elsewhere in the report.

In the past, the Company's quarterly operating results have fluctuated significantly, with the fourth quarter traditionally being the softest. Because the Company is in the process of implementing its new business strategy, seasonality of the Company's business and other factors, which may contribute to fluctuations in quarterly operating results, are not yet known.

Fiscal Year Ended January 31, 2003 Compared to Fiscal Year Ended January 31, 2002

Sales for the fiscal year ended January 31, 2003 were $1,427,000 as compared with $488,200 for the fiscal year ended January 31, 2002, an increase of 192%. This increase in sales was primarily attributable to a significant increase in sales to a major customer of approximately $833,500. The Company's major customer represented approximately 69.2% or $987,800 of sales for the fiscal year ended January 31, 2003.

Cost of sales for the fiscal year ended January 31, 2003 were $764,800, or 53.6% of sales as compared with $303,700 for the fiscal year ended January 31, 2002, or 62.2% of sales. This increase in cost of goods sold is primarily attributable to the increased sales for the period. The increase in gross profit percentage from 37.8% to 46.4% was due to the write-off of approximately $30,000 of obsolete inventory in the fiscal year 2002.

Selling, general and administrative expenses increased 21.4% to $906,200 from $746,600 for the fiscal year ended January 31, 2003. The main reason for the increase was due to increased salary expense, consulting and professional fees. The $906,200 consisted mainly of personnel costs of approximately $410,600, legal and professional services of $190,700, $64,600 in travel and entertainment, $47,700 in selling expenses, $38,400 in net rent, $25,200 of insurance expense, and other expenses of approximately $129,000. During the fiscal year ended January 31, 2003, the Company incurred an expenditure of $1,000 in website costs as compared to $116,700 in the prior fiscal year related to the cost of closing the Company's previous website.

Interest expense was $37,500 and interest income was $1,000 for the fiscal year ended January 31, 2003, as compared to interest expense of $64,800 during the fiscal year ended January 31, 2002. The decrease in interest expense was primarily due to the Company's reduction in short-term debt and the conversion of a $245,000 loan bearing interest at 10% from an entity affiliated with the former Chairman of the Board into a one-year non-interest bearing loan effective May 1, 2002.

For the fiscal year ended January 31, 2003, the Company incurred an operating loss of $245,000 as compared to an operating loss of $678,800 for the fiscal year ended January 31, 2002. This decrease in loss was primarily due to increased sales volume, resulting in an increase in gross profit of $477,700. The Company incurred a net loss for the fiscal year ended January 31, 2003 of $281,500 or ($0.19) per share compared to a net loss for the fiscal year ended January 31, 2002 of $743,600 or ($0.63) per share.

Fiscal Year Ended January 31, 2002 Compared to Fiscal Year Ended January 31, 2001

Sales for the fiscal year ended January 31, 2002 were $488,200 as compared with sales of $627,500 for the year ended January 31, 2001, a decrease of 22.2%. This decrease in sales was primarily due to the loss of a major customer and the significant reduction in sales from another major customer.

Cost of sales decreased to $303,700, or 62.2% of sales, for the fiscal year ended January 31, 2002 from $311,800 or 49.7% of sales for the fiscal year ended January 31, 2001. The percentage increase was mainly attributable to the writing off of approximately $35,000 of obsolete inventory.

Selling, general and administrative expenses decreased 23.8% to $746,600 from $980,100 due to the reduction in employees and the cessation of its website. The $746,600 consisted of personnel costs of $488,000, $50,000 in rent and other costs of $208,000. The Company also expended $379,600 towards the development of its website for the fiscal year ended January 31, 2001 as compared to $116,700 in the current year. During the year ended January 31, 2002, the Company determined that its gender specific website and its e-commerce initiative would not be successful in the foreseeable future and it elected to close its website and focus its efforts on its traditional business. See "Liquidity and Capital Resources". All capitalized costs were charged to current operating expenses. The Company had no advertising expense in the year ended January 31, 2002 as compared to $12,100 in the prior year in its efforts to control costs.

Interest expense was $64,800 for the year ended January 31, 2002, as compared to interest expense of $140,300 and interest income of $12,100 during the comparable period of 2001. The decrease in both interest expense and interest income was primarily due to the conversion of the Company's 10% Convertible Subordinated Debentures and the expenditure of those funds. However, the Company has incurred additional short-term debt of approximately $313,000 at interest rates varying between 10%-27%. Forgiveness of debt was $13,800, as a result of a settlement of an outstanding loan obligation for the three months ended October 31, 2000.

For the year ended January 31, 2002, the Company incurred an operating loss of $678,800 as compared to an operating loss of $1,056,100 for the comparable period in 2001. This decrease in loss was primarily due to the reduction in website, personnel and advertising costs. The Company had a loss from operations of $743,600 or ($.63) per share, as compared to a loss of $1,184,300 or ($2.96) per share for the comparable period in 2001. The net loss for the year ended January 31, 2002 was $743,600 and the net loss for the year ended January 31, 2001 was $1,170,500 and reflects the forgiveness of debt in the aggregate amount of $13,800.

Liquidity and Capital Resources

Effective as of the close of business on February 7, 2003, the Company implemented a 1-for-25 reverse split of the Company's outstanding shares of common stock. The effect of the reverse stock split was to reduce the outstanding shares from 39,109,680 to 1,564,387. The reverse stock split also affected options, warrants and other securities convertible into or exchangeable for shares of the Company's common stock that were issued and outstanding immediately prior to the effective time of the stock combination. All amounts reflected herein and in the financial statements included as part of this report have been restated to give effect to the reverse stock split.

At January 31, 2003, the Company had cash of $160,500 as compared to cash of $4,500 on January 31, 2002.

Arnold and Myra Gans, President and Secretary of the Company, respectively, personally borrowed $150,000 and loaned the proceeds to the Company. The Company recorded a $150,000 liability due to them and agreed to a repayment schedule equal to the repayment schedule of their loan. The balance at January 31, 2003 is approximately $139,900. Please see Note 5 to Notes to Consolidated Financial Statements.

During the fourth quarter of fiscal 2001, the Company received a loan of $130,000 from Unity Venture Capital Ltd., an affiliate of Lawrence Burstein, Director and former Chairman of the Board of the Company. During fiscal 2002, additional loans were received from this entity and the balance at January 31, 2003 and 2002 owed to this entity was $245,000. Interest accrued at 10% per year through April 30, 2002 and amounts to approximately $25,500 and $19,300, which is included in accrued expense at January 31, 2003 and 2002, respectively. Effective May 1, 2002, this loan was converted to a one year, non-interest bearing loan. On January 14, 2003, in satisfaction and cancellation of the Company's obligations to the affiliate, the Company approved the following terms:(a) on the Conversion Date (as defined below) (i) the entire $245,000 principal amount owing to Unity Venture Capital Ltd. shall be converted into 122,500 shares of the Company's common stock; (ii) Unity Venture Capital Ltd. shall receive a warrant to purchase 5,875 shares of common at an exercise price per share of $2.50; and (iii) Unity Venture Capital Ltd. shall receive a warrant to purchase the number of shares of the Company's common stock as is obtained by dividing the amount of accrued and unpaid interest on the Principal from May 1, 2002 (which interest shall accrue at the rate of six percent (6%) per annum) through the Conversion Date by $2.50; (b) Unity Venture Capital Ltd. shall be granted "piggyback" registration rights with respect to the shares issued upon conversion of the Principal and the exercise of the warrants; and (c) if the Conversion Date does not occur, then, (i) beginning on December 18, 2002 interest shall accrue on the Principal at the rate of eight percent (8%) per annum, and (ii) the Principal, and all unpaid interest accrued after December 18, 2002 on the Principal, shall be payable in a single installment on November 5, 2005. The "Conversion Date" shall be the first to occur of (a) the date on which the Company's shareholders approve the proposed re-incorporation in Delaware (see Note 15 - Subsequent Events), or (b) the date on which the Board of Directors determines the Company has a sufficient number of authorized but un-issued shares of common stock to facilitate the transactions contemplated in connection with the Loan.

Between February 2001 and August 2001, Arnold Gans, the Company's president, guaranteed the Company's bank credit lines of approximately $100,000. There are no balances resulting from these credit lines. In November 2001, Arnold and Myra Gans borrowed $150,000 and loaned the proceeds to the Company. The Company recorded a $150,000 liability to Arnold and Myra Gans and agreed to a repayment schedule equal to the repayment schedule of the loan. The balance at January 31, 2003, is approximately $139,900. Please see Note 5 to Consolidated Financial Statements.

In April through June, 2002, the Company raised $195,000 ($190,000 net to the Company) in connection with the sale of 9,750,000 shares of common stock at $0.50 per share. In November 2002, the Company borrowed $450,000 from two individuals and issued its 8% Convertible Promissory Notes (the "Notes"). Each of the Notes evidencing the loans is substantially the same, other than the principal amount thereof. The Notes are for a term of three years from the date of issuance. The Notes, including accrued and unpaid interest, if any, are convertible at any time prior to maturity at the option of the note-holder into shares of the Company's common stock at a conversion price of $1.25 per share. The Notes, including accrued and unpaid interest, if any, are convertible at any time prior to maturity automatically if the Company completes an equity financing in which the Company obtains net proceeds of $2,000,000 or more, at a rate that is the lower of $1.25 per share or the price per share sold in the equity financing. If the price per share in such equity financing is equal to or less than $1.25, the Notes shall be converted into shares of either the Company's preferred stock or common stock, depending upon the class of equity securities sold by the Company in such financing. If the price per share in such equity financing is more than $1.25, the Notes shall be converted into shares of the Company's common stock. In connection with this transaction, the Company also issued to the investors common stock purchase warrants (Please see Note 7 to Notes to Consolidated Financial Statements). At January 31, 2003, the outstanding balance of the Notes was $450,000 and the accrued and unpaid interest was approximately $8,600.

The Company will require significant amounts of additional capital to achieve its stated goals. The Company believes that the net proceeds from the Company's recent private offerings of common stock and debt will not be sufficient to completely implement its strategy in fiscal year 2004. The Company's future capital requirements will depend on many factors including: the costs of its sales and marketing activities and its education programs for its markets, competing product and market developments, the costs of developing new products, the costs of expanding its operations, and its ability to generate positive cash flow from its sales.

Additional funding may not be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to curtail significantly or defer one or more of its marketing programs or to limit or postpone obtaining new products through license, acquisition or other agreements. If the Company raises additional funds through the issuance of equity securities, the percentage ownership of its then-current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of its common stock. If the Company raises additional funds through the issuance of additional debt securities, these new securities would have certain rights, preferences and privileges senior to those of the holders of its common stock, and the terms of these debt securities could impose restrictions on its operations.

Item 7: Financial Statements

See Financial Data Section appearing on pages F1-F19.

Item 8: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Information regarding the Company's directors and officers is set forth in "Proposal 1 - Election of Directors" under the caption "Biographical Information Regarding Directors" in the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders to be held April 22, 2003. Such information is incorporated herein by reference. Information regarding compliance by the Company's directors and executive officers and owners of more than ten percent of common stock with the reporting requirements of Section 16(a) of the Exchange Act is set forth in the proxy statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance." Such information is incorporated herein by reference.

Item 10. EXECUTIVE COMPENSATION

Information regarding the compensation of the Company's executive officers and directors is set forth in "Proposal 1 - Election of Directors" under the caption "Director Compensation" and under the caption "Summary of Cash and Certain Other Compensation" in the proxy statement. Such information is incorporated herein by reference.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding ownership of the Company's common stock by certain persons is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the proxy statement. Such information is incorporated herein by reference.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding relationships or transactions between the Company and its affiliates is set forth under the caption "Certain Relationships and Related Transactions" in the proxy statement. Such information is incorporated herein by reference.

Item 13. Exhibits and Reports on Form 8-K

(a) Documents filed as part of this report:

1. Financial Statements.

The consolidated financial statements contained herein as listed on the "Index to Consolidated Financial Statements" on page F-1 of this report.

2. Financial Statement Schedules

Not applicable.

3. Exhibits

See Exhibit Index

(b) Reports on Form 8-K:

The Company filed a Current Report on Form 8-K with the SEC on December 13, 2002 announcing that the Board had approved a change in the Company's fiscal year from January 31, to December 31. The Company filed Amendment No.1 to Current Report on Form 8-K with the SEC on February 5, 2003 announcing that on December 14, 2002 the Board rescinded its previous decision to change the Company's fiscal year.

(c) Exhibits:

The following exhibits are attached hereto and incorporated herein by reference.

Exhibit Number	**Exhibit Description**
3.1*	Certificate of Incorporation of Medical Nutrition Systems, Inc., dated December 21, 1981.
3.2*	Certificate of Amendment of Certificate of Incorporation of Medical Nutrition Systems, Inc., dated February 6, 1982.
3.3*	Certificate of Amendment to the Certificate of Incorporation of Medical Nutrition Systems, Inc., dated March 21, 1983.
3.4*	Certificate of Amendment to Certificate of Incorporation of Medical Nutrition, Inc., dated March 26, 1987.
3.5*	Certificate of Amendment of Medical Nutrition, Inc. Certificate of Share Combination, dated October 18, 1989.

3.6*	Certificate of Amendment of Medical Nutrition, Inc., dated February 13, 1990.
3.7*	Certificate of Amendment of Certificate of Incorporation of Medical Nutrition, Inc., dated September 26, 1991
3.8*	Certificate of Amendment of Certificate of Incorporation of Medical Nutrition, Inc., dated September 26, 1992
3.9*	Certificate of Amendment of Certificate of Incorporation of The MNI Group Inc., dated October 19, 2000
3.10(1)	Certificate of Amendment of Certificate of Incorporation of Gender Sciences, Inc., dated January 21, 2003.
3.11*	Bylaws of The MNI Group, Inc., as adopted May 7, 1991.
3.12*	Bylaw Amendment, as adopted October 23, 2002.
4.1(2)	Convertible Promissory Note dated November 5, 2002 in the amount of $450,000
4.2(3)	Convertible Promissory Note dated November 5, 2002 in the amount of $50,000
4.3(4)	Common Stock Purchase Warrant dated November 5, 2002.
4.4(5)	Common Stock Purchase Warrant dated November 5, 2002.
10.1(6)	2000 Long Term Incentive Plan
10.2*	Employment Agreement dated January 1, 2003 by and between the registrant and Eugene Terry.
10.3*	Employment Agreement dated January 1, 2003 by and between the registrant and Arnold Gans.
10.4*	Employment Agreement dated January 1, 2003 by and between the registrant and Myra Gans.
10.5*	Loan Agreement dated November 5, 2002 by and between the registrant and The Ullman Family Partnership.
10.6*	Loan Agreement dated November 5, 2002 by and between the registrant and Francis Newman.
10.7* .	Subscription Agreement dated April 19, 2002 by and between the registrant and Eugene Terry.
10.8*	Subscription Agreement dated June 17, 2002 by and between the registrant and Grand Slam, LLC.
10.9*	Office Lease dated October 4, 1984 by and between the registrant and Van Brunt Associates, L.P.
10.10*	First Amendment to Office Lease dated October 24, 1994 by and between the registrant and Van Brunt Associates, L.P.
10.11*	Second Amendment to Office Lease dated November 19, 1999 by and between the registrant and First Industrial Realty Trust, Inc.
10.12*	License Agreement dated November 8, 2002 by and between the registrant and Akesis Pharmaceuticals, Inc.

registrant and Akesis Pharmaceuticals, Inc.

10.13*	Registration Rights Agreement dated November 5, 2002 by and between the registrant, The Ullman Family Partnership and Francis Newman
10.14*	Amendment to Executive Employment Agreement dated March 6, 2002 by and among the registrant and Arnold Gans.
21.1*	Subsidiaries of the registrant
23.1*	Consent of Independent Accountants
24.1*	Power of Attorney (included after signatures below)
99.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350.
99.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350.

---

* Filed herewith.
(1) Incorporated by reference from the Company's Current Report on Form 8-K dated January 22, 2003.
(2) Incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended October 31, 2002.
(3) Incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended October 31, 2002.
(4) Incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended October 31, 2002.
(5) Incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended October 31, 2002.
(6) Incorporated by reference from the Company's the Company's definitive proxy statement for its 2000 Annual Meeting of Shareholders to be held October 19, 2000.

Item 14. Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in the Company's periodic SEC Reports. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 24, 2003 GENDER SCIENCES INC.

By: /s/ FRANCIS A. NEWMAN

Francis A. Newman, CEO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Francis A. Newman and Arnold Gans, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Report on Form 10-KSB, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ EUGENE TERRY Eugene Terry	Chairman and Director	March 24,2003
/s/ FRANCIS A. NEWMAN Francis A. Newman	CEO and Director	March 24,2003
/s/ ARNOLD GANS Arnold Gans	President (Principal Operating Officer and Principal Accounting and Financial Officer) and Director	March 24,2003
/s/ MYRA GANS Myra Gans	Executive Vice President Secretary and Director	March 24,2003
/s/ LAWRENCE BURSTEIN Lawrence Burstein	Director	March 24,2003
/s/ ANDREW HOROWITZ Andrew Horowitz	Director	March 24,2003
/s/ RICHARD ULLMAN Richard Ullman	Director	March 24,2003

I, Francis A. Newman, certify that:

1. I have reviewed this annual report on Form 10-KSB of Gender Sciences, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 24, 2003

/s/ Francis A. Newman

Francis A. Newman
Chief Executive Officer

I, Arnold Gans, certify that:

1. I have reviewed this annual report on Form 10-KSB of Gender Sciences, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared.

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions abut the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 24, 2003

/s/ Arnold Gans

Arnold Gans
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

GOLDSTEIN & GANZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
98 CUTTERMILL ROAD
GREAT NECK, NEW YORK 11021

(516) 487-0110
Facsimile (516) 487-2928

Independent Auditors' Report

To the Board of Directors of
Gender Sciences, Inc.

We have audited the accompanying consolidated balance sheets of Gender Sciences, Inc. as of January 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gender Sciences, Inc. as of January 31, 2003 and 2002, and the results of its operations and cash flows for each of the two years in the period ended January 31, 2003 and 2002 in conformity with auditing standards generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations, and net capital deficiencies that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments relating to the recoverability or reclassification of any asset or liability that might result from the outcome of this uncertainty.

Goldstein & Ganz, CPA's, PC

Great Neck, NY
March 14, 2003

GENDER SCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS		January 31, 2003		2002
Current Assets:				
Cash	$	160,500	$	4,500
Accounts receivable		139,200		77,600
Inventories		39,800		52,200
Prepaid expenses		14,100		800
Total current assets		353,600		135,100
Fixed assets, net of accumulated depreciation of $108,500 and $102,600, respectively		24,400		25,600
Other assets:				
Security deposits		15,200		15,200
Trademarks, net of amortization		11,800		-
	$	405,000	$	175,900
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	271,800	$	290,900
Short-term debt		11,000		112,300
Due to officers and stockholder		441,100		451,200
Total current liabilities		723,900		854,400
Non-current liabilities:				
Convertible promissory notes payable		450,000		-
Long-term debt		1,100		-
Total liabilities		1,175,000		854,400
Stockholders' equity:				
Common stock, no par value; 70,000,000 shares authorized at January 31, 2003 and 2002; 1,564,387 and 1,174,387 issued and outstanding January 31, 2003 and 2002, respectively		9,752,800		9,562,800
Accumulated deficit		(10,512,400)		(10,230,900)
		(759,600)		(668,100)
Less: Treasury stock, at cost		(10,400)		(10,400)
Total stockholders' equity (deficit)		(770,000)		(678,500)
	$	405,000	$	175,900

See notes to consolidated financial statements.

GENDER SCIENCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended January 31, 2003	Years Ended January 31, 2002
Sales	$ 1,427,000	$ 488,200
Cost of sales	764,800	303,700
Gross profit	662,200	184,500
Selling, general and administrative expenses	906,200	746,600
Web site costs	1,000	116,700
Operating (loss)	(245,000)	(678,800)
Other income (expense):		
Interest income	1,000	-
Interest (expense)	(37,500)	(64,800)
Total other income (expense)	(36,500)	(64,800)
Net (loss)	$ (281,500)	$ (743,600)
Basic and diluted per share data:		
Net (loss)	$ (0.19)	$ (0.63)
Weighted average number of shares outstanding	1,471,949	1,174,387

See notes to consolidated financial statements.

GENDER SCIENCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED JANUARY 31, 2003 AND 2002

	Common Stock		Accumulated	Treasury	Total
	Shares	Amount	Deficit	Stock	Equity
Balance, January 31, 2001	1,174,387	$ 9,562,800	$ (9,487,300)	$ (10,400)	$ 65,100
Net (loss)			(743,600)		(743,600)
Balance, January 31, 2002	1,174,387	9,562,800	(10,230,900)	(10,400)	(678,500)
Proceeds from the sale of shares of common stock	390,000	190,000	-	-	190,000
Net (loss)			(281,500)		(281,500)
Balance, January 31, 2003	1,564,387	$ 9,752,800	$ (10,512,400)	$ (10,400)	$ (770,000)

See notes to consolidated financial statements.

GENDER SCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended January 31, 2003	2002
Cash flows from operating activities:		
Net (loss)	$ (281,500)	$ (743,600)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	7,800	7,300
Write-off of capitalized web-site costs	-	100,300
Write-off of trademarks	-	3,700
Changes in operating assets and liabilities:		
Accounts receivable	(61,600)	3,600
Inventories	12,500	40,600
Prepaid expenses and other current assets	(13,200)	66,000
Accounts payable and accrued expenses	(19,200)	180,600
Net cash (used) for operating activities	(355,200)	(341,500)
Cash flows from investing activities:		
Purchase of equipment	(4,800)	-
Trademark costs	(13,600)	-
Net cash (used) for investing activities	(18,400)	-
Cash flows from financing activities:		
Proceeds from sale of common stock	190,000	-
Proceeds from sale of promissory notes	450,000	-
Proceeds from loans from officer	-	150,000
Repayments of loans to officer	(110,400)	-
Proceeds from loans from stockholder	-	115,000
Proceeds from short-term borrowings	-	48,300
Net cash provided by financing activities	529,600	313,300
Increase (decrease) in cash	156,000	(28,200)
Cash, beginning of year	4,500	32,700
Cash, end of year	$ 160,500	$ 4,500
Supplemental information:		
Interest paid	$ 25,800	$ 42,600

See notes to consolidated financial statements.

Note 1. Organization and Business:

Gender Sciences, Inc., a New Jersey corporation organized in 1981 and its subsidiaries has primarily been engaged in the development and distribution of nutritional and health products. The Company develops and distributes targeted, uniquely engineered, Nutrition-Medicine products for the Anti-Aging, Weight Loss, and Elder Care markets within the medical, institutional, and mass-market communities. The products are sold under the Company's label or alternatively under private label for various distribution channels.

In May 1993, the Company organized NutraPet Labs, Inc. (NutraPet) for the purpose of developing and marketing pet products. The Company subsequently issued 313,000 shares of NutraPet common stock for $313,000 in a private placement. During fiscal 2003, the Company did not direct any of its efforts on developing or distributing NutraPet products.

Reorganization

Effective as of the close of business on February 7, 2003, the Company implemented a one-for-twenty-five reverse split of the Company's outstanding shares of common stock. The effect of the reverse stock split was to reduce the outstanding shares from 39,109,680 to 1,564,387. The reverse stock split also affected options, warrants and other securities convertible into or exchangeable for shares of the Company's common stock that were issued and outstanding immediately prior to the effective time of the stock combination. All amounts reflected in the January 31, 2003 financial statements have been restated for the reverse stock split.

Note 2. Significant Accounting Policies:

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries after elimination of inter-company accounts and transactions for ongoing activities.

Accounts Receivable - The company uses the direct write-off method for uncollectible accounts. Accordingly, no allowance for doubtful accounts is recorded. Based upon the minimal write-offs in the past, management does not believe recording an allowance would significantly effect the Company's financial condition.

Inventories - Inventories, which consist primarily of purchased finished foods, are stated at the lower of cost or market using the "first-in, first-out" (FIFO) cost method.

Fixed Assets - Furniture, fixtures and equipment, and leasehold improvements are stated at cost and depreciated and amortized over their

Note 2. Significant Accounting Policies (continued):

estimated useful lives using the straight-line method for financial reporting purposes. Expenditures for repairs and maintenance, which do not extend the useful life of the property, are expensed as incurred. The estimated useful lives of the assets are as follows:

Furniture, fixtures and equipment	5-10 years
Leasehold improvements	3-7 years

Research and development - The Company and its subsidiaries utilize independent third parties to design and test certain products. These expenditures are accounted for as research and development costs and are expensed as incurred.

Web Site Development Costs - During the year ended January 31, 2002, the Company closed its website and all capitalized costs related to the development of the website were written off.

Income taxes - In providing for income taxes, the Company recognizes deferred tax liabilities and tax assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

Revenue recognition - Revenue is recognized upon shipment of products to customers.

Stock-Based Compensation - The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Company recognizes no compensation expense related to employee stock options, as no options were granted at a price below the market price on the day of grant.

Financial Accounting Statement No. 123 "Accounting for Stock Based Compensation" (FAS 123) which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. See Note 7 - Stockholders' Equity for pro forma disclosures required by FAS 123 plus additional information on the Company's stock options.

Earnings per share - Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants. Diluted earnings per share are not presented in years during which the Company incurs a loss from operations.

Note 2. Significant Accounting Policies (continued):

Intangible Assets - The capitalized cost of intangible assets are amortized over their expected period of benefit on a straight-line basis, generally 20 years for trademarks.

Use of estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification - Certain amounts in the January 31, 2002 financial statements were reclassified to conform to the January 31, 2003 presentation.

Note 3. Fixed Assets:

Fixed assets consisted of the following at January 31, 2003 and 2002, respectively:

	January 31,	
	2003	2002
Furniture, fixtures and equipment	$107,700	$103,000
Leasehold improvements	25,200	25,200
	132,900	128,200
Less: Accumulated depreciation and amortization	108,500	102,600
	$ 24,400	$ 25,600

Note 4. Notes Payable:

The Company borrowed $50,000 from PNC Bank on January 29, 1998. The maturity date of the loan was January 29, 1999, with interest accruing at the rate of 10.25% per annum. During the year ended January 31, 1999, this loan was converted to a demand note. Principal and interest payments are being made on a monthly basis. Interest paid during the year ending January 31, 2003, was approximately $1,600. At January 31, 2003 and 2002, the outstanding balance was approximately $12,100 and $21,500, respectively.

An officer of the Company guaranteed the Company's bank credit lines of approximately $100,000. Included in Short-Term Debt at January 31, 2002 was approximately $90,800 resulting from these credit lines all of which was paid during the year ended January 31, 2003. These amounts accrued interest at rates varying from 19% to 27%.

Note 4. Notes Payable (continued):

Convertible Promissory Notes

In November 2002, the Company borrowed $450,000 from two individuals and issued its 8% Convertible Promissory Notes (the Notes). Each of the Notes evidencing the loans is substantially the same other than the principal amount thereof. The Notes are for a term of three years from the date of issuance. The Notes, including accrued and unpaid interest, if any, are convertible at any time prior to maturity at the option of the note-holder into shares of the Company's common stock at a conversion price of $1.25 per share (restated for the February 7, 2003 one-for-twenty-five reverse stock split). The Notes, including accrued and unpaid interest, if any, are convertible at any time prior to maturity automatically if the Company completes an equity financing in which the Company obtains net proceeds of $2,000,000 or more, at a rate that is the lower of $1.25 per share (restated for the February 7, 2003 one-for-twenty-five reverse stock split) or the price per share sold in the equity financing. If the price per share in such equity financing is equal to or less than $1.25, the Notes shall be converted into shares of either the Company's preferred stock or common stock, depending upon the class of equity securities sold by the Company in such financing. If the price per share in such equity financing is more than $1.25 (restated for the February 7, 2003 one-for-twenty-five reverse stock split), the Notes shall be converted into shares of the Company's common stock. In connection with this transaction, the Company also issued to the investors common stock purchase warrants (see "Warrants" in Note 7 - Stockholders' Equity). At January 31, 2003, the outstanding balance of the Notes was $450,000 and the accrued and unpaid interest was approximately $8,600.

Note 5. Due to officers and stockholder:

During the fourth quarter of fiscal 2001, the Company received a loan of $130,000 from an affiliate of the former Chairman of the Board of the Company. During fiscal 2002, additional loans were received from this entity and the balance at January 31, 2003 and 2002 owed to this entity was $245,000. Interest accrued at 10% per year through April 30, 2002 and amounts to approximately $25,500 and $19,300, which is included in accrued expense at January 31, 2003 and 2002, respectively. Effective May 1, 2002, this loan was converted to a one year, non-interest bearing loan. On January 14, 2003, in satisfaction and cancellation of the Company's obligations to the affiliate, the Company approved the following terms:(a) on the Conversion Date (as defined below) (i) the entire $245,000 principal amount owing to the affiliate shall be converted into 122,500 shares of the Company's common stock; (ii) the affiliate shall receive a warrant to purchase 5,875 shares of common at an exercise price per share of $2.50; and (iii) the affiliate shall receive a warrant to purchase the number of shares of the Company's common stock as is obtained by dividing the amount of accrued and unpaid interest on the Principal from May 1, 2002 (which interest shall accrue at the rate of six percent (6%) per annum) through the

Note 5. Due to officers and stockholder (continued):

Conversion Date by $2.50; (b) the affiliate shall be granted "piggyback" registration rights with respect to the shares issued upon conversion of the Principal and the exercise of the warrants; and (c) if the Conversion Date does not occur, then, (i) beginning on December 18, 2002 interest shall accrue on the Principal at the rate of eight percent (8%) per annum, and (ii) the Principal, and all unpaid interest accrued after December 18, 2002 on the Principal, shall be payable in a single installment on November 5, 2005. The "Conversion Date" shall be the first to occur of (a) the date on which the Company's shareholders approve the proposed reincorporation in Delaware (see Note 13 - Subsequent Events), or (b) the date on which the Board of Directors determines the Company has a sufficient number of authorized but unissued shares of common stock to facilitate the transactions contemplated in connection with the Loan.

Arnold and Myra Gans, President and Secretary, respectively, of the Company personally borrowed $150,000 and loaned the proceeds to the Company. The Company recorded a $150,000 liability to them and agreed to a repayment schedule equal to the repayment schedule of their loan. The balance at January 31, 2003, is approximately $139,900 and is included in "Due to officers and stockholder". Also included in "Due to officers and stockholder" at January 31, 2003 and 2002 is unpaid payroll for Arnold and Myra Gans of $30,800 and $25,400, respectively.

Note 6. Lease Commitments:

The Company leases an office and warehouse facility in New Jersey under a lease, which expires in December 2004. Total gross rental expense for the year ended January 31, 2003 and 2002 was approximately $90,100 and $85,000, respectively. The future minimum annual rental payments are as follows:

Year ended January 31,	
2004	$ 67,500
2005	61,900
Total future minimum annual rent payments	$ 129,400

The Company sub-lets (on a month to month basis) a portion of its facility to various entities at an annual rental income of approximately $42,100 and $34,600 for the years ended January 31, 2003 and 2002, respectively.

The Company leases equipment under various operating leases. During the year ended January 31, 2003, the total payments under such leases were $20,000. The future minimum annual lease payments are as follows:

Note 6. Lease Commitments (continued):

Year ended January 31,	
2004	$10,300
2005	3,700
Total future minimum annual lease payments	$14,000

Note 7. Stockholders' Equity:

All amounts have been restated for the February 7, 2003 one-for-twenty-five reverse stock split.

Common stock

From February 1, 2002 through July 31, 2002, the Company raised $195,000 ($190,000 net of commissions), from the sale of 390,000 shares of its common stock at $0.50 per share.

Options

The following table summarizes information concerning outstanding and exercisable options at January 31, 2003 (contractual life in years):

	Options Outstanding			Options exercisable	
Range of prices	Number	Weighted avg. remaining life	Weighted avg. exercise price	Number	Weighted avg. exercise price
0.50-7.50	774,231	4	$1.13	766,231	$1.14
7.51-15.00	2,000	1	10.94	2,000	10.94
15.01-21.88	164,080	2	21.81	164,080	21.81
0.50-21.88	940,311	3	11.29	932,311	11.29

In recognition of the need to improve the capital structure of the Company, effective May 15, 2002, two officers of the Company surrendered options to purchase 82,000 shares of the Company's common stock, which had been received prior to fiscal 2002.

A summary of option transactions for the two years ended January 31, 2003, follows:

Note 7. Stockholders' Equity (continued):

	Options	Weighted Average option price
Outstanding at January 31, 2001	342,110	12.00
Granted	186,200	0.77
Exercised	-	-
Expired or Surrendered	-	-
Outstanding at January 31, 2002	528,310	8.04
Granted	494,001	0.58
Exercised	-	-
Expired or Surrendered	82,000	0.75
Outstanding at January 31, 2003	940,311	4.76

Pro Forma Fair Value Disclosures

Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the Company's income from continuing operations and earnings per share for the two years ended January 31, would have been impacted as shown in the following table:

	January 31, 2003	January 31, 2002
Net Income (loss)		
As reported	$ (281,500)	$(743,600)
Pro forma	(1,148,755)	(822,745)
Basic and diluted earnings per share		
As reported	(0.19)	(0.63)
Pro forma	(0.36)	(0.21)

Warrants

In November 2002, in connection with the issuance of its 8% Convertible Promissory Notes (see Note 4), the Company also issued, to the investors of the Notes, common stock purchase warrants (the Warrants) exercisable for an aggregate 360,000 shares of the Company's common stock, at $1.25 per share. Each of the Warrants is substantially the same other than the number of shares of common stock for which each Warrant is exercisable. The Warrants may be exercised at any time, and from time to time, for a period of three years from issuance. The exercise price of the Warrants is based on the fair

Note 7. Stockholders' Equity (continued):

market value of the Company's common stock at the time of exercise, determined in accordance with respect to whether the Company's common stock is then trading on a stock exchange, Nasdaq, other quotation system or otherwise. In the event that the Company completes an equity financing in which the Company obtains net proceeds of $2,000,000 or more, at a price per share that is less than the then-current exercise price of the Warrant, the exercise price of the Warrant shall be adjusted to such lower price in the equity financing. The Warrants also contain anti-dilution protection in the event of stock splits, stock dividends, reorganization or other similar events.

2000 Long-Term Incentive Stock Plan

On October 19, 2000, the stockholders approved the 2000 Long-Term Incentive Stock Plan (the Plan). Under the Plan, the Company may grant stock options, stock appreciation rights (SAR's) or stock awards. All employees of the Company are eligible to participate in the Plan. The Plan authorizes the issuance, in the aggregate, of up to 240,000 share of common stock. No stock option, SAR or other award, may be granted under the Plan after October 27, 2009. The maximum number of shares for which awards may be granted to any person in any fiscal year is 12,000. The purchase price per share for each stock option may not be less than 100% of the fair market value on the date of grant and may not be for more than ten years. In the case of incentive stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price per share may not be less than 110% of the fair market value on the date of grant and the option may not be exercisable for more than five years. At January 31, 2003, no options were granted from the Plan.

Note 8. Income Taxes:

The Company uses the liability method of accounting for income taxes. No recognition has been made of the possible benefits of available net operating loss carryforwards due to the uncertainty that future years will provide income to be offset by such available benefits. Gender Sciences, Inc. and its subsidiaries have net operating loss carryforwards of approximately $6,981,200, which could be available to reduce income otherwise subject to income tax. The possible deferred income tax benefits of such available net operating losses are estimated to be approximately $2,443,000 as of January 31, 2003, with a valuation allowance of an equal amount as follows:

Note 8. Income Taxes (continued):

	Year Ended January 31, 2003	2002
Deferred tax asset	$2,443,000	$2,345,000
Allowance for deferred tax asset	(2,443,000)	(2,345,000)
Net deferred tax asset	$ -	$ -

Net operating loss carryovers of approximately $6,981,200 will expire through 2023 as follows:

Years ending January 31,	
2006	$ 518,100
2007	2,932,000
2008	486,300
2009	31,600
2010	310,500
2011	16,200
2012	16,200
2019	232,000
2020	244,200
2021	1,169,000
2022	743,600
2023	281,500
	$ 6,981,200

Note 9. Commitments and Contingencies:

Government Regulations

The Company's products are produced by third parties in various plants under applicable government regulations. The Company depends upon its vendors to comply with such regulations. Failure by such vendors to comply with the applicable regulations could result in fines and/or seizure of the food products. Presently, the Company is not a party to any such lawsuits. In addition, it has no commitments to its vendors for the purchase of either raw materials or finished product.

Going Concern

The Company has continued to sustain losses, has maintained negative working capital and continues to require additional sources of cash to fund

Note 9. Commitments and Contingencies (continued):

its operations. These circumstances create uncertainty about the Company's ability to continue as a going concern.

During fiscal years 2001 and 2000, management directed its efforts toward the development of its non-biased gender based women's healthcare Internet website. In fiscal 2002, because of the decline in interest in the Internet and, in particular the determination by the Company that its women's health website and its e-commerce initiative would not be successful, the Company ceased its Internet initiative and focused its efforts on its off-line businesses. Management of the Company has developed a plan to improve cash flow through expanding operations and raising additional funds either through the issuance of debt or equity.. Throughout fiscal 2003 and prospectively, managements' efforts and the Company's resources are being directed toward high margin products, new product development and direct sales and marketing to existing and new customers.

The Company will require additional working capital until such time as profitability from various ventures and increased sales are achieved and the Company reaches break-even levels. The Company is actively seeking to raise additional capital. There can be no assurance that the Company will be successful in raising such funds and that if additional funds are raised, that the Company's decision to focus on off-line activities will result in achieving profitability.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional funds and the success of managements' plan to expand operations. The Company anticipates that the additional financing, if successful as discussed above, will provide the funds it requires for the balance of the year ending January 31, 2004. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Employment Contracts

Effective January 1, 2003, the Company entered into a three-year employment agreement with Mr. Eugene Terry, Chairman of the Board of Directors. The agreement provides for a base salary of $135,000 to be increased to $150,000 on July 1, 2003 based upon review by the Compensation Committee of the Board of Directors and the continued progress of the Company. The employment agreement further provides for annual salary increases at the discretion of the Board of Directors (limited to 10%) and an annual incentive bonus in an amount up to 100% of Mr. Terry's base salary if the Company achieves agreed upon targets. Additionally, Mr. Terry is entitled to various other benefits (such as auto allowance and participation in employee benefit plans).

Note 9. Commitments and Contingencies (continued):

Effective January 1, 2003, the Company entered into a three-year employment agreement with Mr. Arnold Gans, President. The agreement provides for a base salary of $144,000 to be increased to $160,000 on July 1, 2003 based upon review by the Compensation Committee of the Board of Directors and the continued progress of the Company. The employment agreement further provides for annual salary increases at the discretion of the Board of Directors (limited to 10%) and an annual incentive bonus in an amount up to 100% of Mr. Gans' base salary if the Company achieves agreed upon targets. Additionally, Mr. Terry is entitled to various other benefits (such as auto allowance and participation in employee benefit plans).

Effective January 1, 2003, the Company entered into a three-year employment agreement with Mrs. Myra Gans, Executive Vice-President. The agreement provides for a base salary of $99,000 to be increased to $110,000 on July 1, 2003 based upon review by the Compensation Committee of the Board of Directors and the continued progress of the Company. The employment agreement further provides for annual salary increases at the discretion of the Board of Directors (limited to 10%) and an annual incentive bonus in an amount up to 50% of Mrs. Gans' base salary if the Company achieves agreed upon targets. Additionally, Mrs. Gans is entitled to various other benefits (such as auto allowance and participation in employee benefit plans).

In connection with the appointment of Mr. Francis A. Newman as Chief Executive Officer of the Company effective March 1, 2003, the Company entered into a three-year employment agreement with Mr. Newman (see Note 13 - Subsequent Events).

Note 10. Major Customers:

For the year ended January 31, 2003, one customer was responsible for approximately $988,000 in sales; representing approximately 70% of total sales. For the year ended January 31, 2002, two customers were responsible for approximately $214,300 in sales; representing approximately 44% of sales.

Note 11. Distribution Agreement:

On January 30, 2001, the Company entered into a distribution agreement with an entity that owns the exclusive marketing and sales rights to certain products. As part of the agreement, the Company was required to advance approximately $49,000 for marketing and promotional expenses. These advances were to be repaid out of profits during the first six months of the agreement. At January 31, 2001, approximately $45,600 was reflected in Accounts Receivable on the Company's balance sheet.

Note 11. Distribution Agreement (continued):

During fiscal 2002, this receivable was written off because minimal activity had occurred under the distribution agreement and no amounts had been repaid to the Company.

Note 12. Quarterly Results of Operations (unaudited):

Below is a summary of the quarterly results of operations for each quarter of fiscal 2003 and 2002:

2003	First	Second	Third	Fourth
Sales	$318,500	$411,000	$363,800	$333,700
Gross Profit	147,800	189,800	171,600	153,000
Net Income (loss)	(40,800)	8,300	(72,800)	(176,200)
Net Income (loss) per common share	($0.03)	$0.01	($0.05)	($0.11)
2002				
Sales	$ 79,500	$140,800	$101,500	$166,400
Gross Profit	37,300	60,700	24,400	62,100
Net Income (loss)	(212,900)	(177,300)	(204,500)	(148,900)
Net Income (loss) per common share	($0.18)	($0.15)	($0.17)	($0.13)

Note 13. Subsequent Events:

At a Board of Directors meeting held on January 14, 2003, the annual shareholder meeting was approved to be held on April 22, 2003. At the annual meeting the shareholders will vote on the re-incorporation and change of domicile from New Jersey to Delaware, the name change of the Company to Medical Nutrition, Inc., the change in authorized shares to 25,000,000 (5,000,000 of which shall be preferred stock), and the adoption of the Gender Sciences, Inc. 2003 Omnibus Equity Incentive Plan.

On March 7, 2003, the Company announced the appointment of Francis A. Newman, as Chief Executive Officer, effective immediately. He replaced Mr. Arnold Gans, Company founder, who remains as President. Mr. Newman received a three-year employment agreement that provides for a base salary of $135,000 to be increased to $150,000 on July 1, 2003 based upon review and the continued progress of the Company. The employment agreement further provides for 1) annual salary increases at the discretion of the Board of Directors (limited to 10%), 2) annual incentive bonus in an amount up to 100% of base salary if the Company achieves agreed upon targets, and 3) 250,000 shares of restricted common stock (which vest 100% on the first anniversary of

Note 13. Subsequent Events (continued):

the agreement). Additionally, Mr. Newman is entitled to various other benefits (such as auto allowance and participation in employee benefit plans).

On February 12, 2003, the Company issued 20,500 shares of common stock to each of two officers of the Company at the market price on the date of sale values at $10,455 each. The cost of the shares was in recognition of their service to the Company.

CORPORATE INFORMATION

CORPORATE OFFICES

10 West Forest Avenue
Englewood, NJ 07631
201-569-1188
201-569-3224 fax

BOARD OF DIRECTORS

Eugene Terry
Chairman of the Board
Frank Newman
Chief Executive Officer
Arnold Gans
President
Myra Gans
Executive Vice President, Secretary
Lawrence Burstein
Andrew Horowitz
Richard Ullman

AUDIT COMMITTEE

Lawrence Burstein
Andrew Horowitz

COMPENSATION COMMITTEE

Lawrence Burstein
Andrew Horowitz

INDEPENDENT ACCOUNTANTS

Goldstein & Ganz, P.C.
98 Cuttermill Road
Great Neck, NY 11021
516-487-0110

GENERAL COUNSEL

Foley Lardner
San Diego/Del Mar
11250 El Camino Real - Suite 200
San Diego, CA 92130
(619) 685-4618

TRANSFER AGENT

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(718) 921-8293

STOCK LISTING

Gender Sciences, Inc. is traded on the OTC Bulletin Board under the ticker symbol GNDR.

ANNUAL MEETING

April 22, 2003
10 West Forest Avenue
Englewood, NJ 07631

Gender Sciences, Inc.
10 West Forest Avenue
Englewood, New Jersey 07631
201-569-1188
201-569-3224 fax